UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                         UNDER THE EXCHANGE ACT OF 1934
                                AMENDMENT NO. 4


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-2(a)


                               VITAL LIVING, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    92846Y100
             -------------------------------------------------------
                                 (CUSIP Number)
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          DONALD NICHOLSON                      KATHRYN A. CAMPBELL, ESQ.
           SKYEPHARMA PLC                        SULLIVAN & CROMWELL LLP
           105 PICCADILLY                           1 NEW FETTER LANE
       LONDON W1J 7NJ, ENGLAND                   LONDON EC4A 1AN, ENGLAND
          +44 20 7491 1777                           +44 20 7959 8900
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 13, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (continued on following pages)

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1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SKYEPHARMA PLC
            330387911
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                        (b)  [X]
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3           SEC USE ONLY

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4           SOURCE OF FUNDS

            WC, OO
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               [_]
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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND AND WALES
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                     7   SOLE VOTING POWER

                         0
   NUMBER OF         -----------------------------------------------------------
    SHARES           8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              17,204,548
EACH REPORTING       -----------------------------------------------------------
  PERSON WITH        9   SOLE DISPOSITIVE POWER

                         17,204,548
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         0
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,204,548
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [X]

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.1%
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14          TYPE OF REPORTING PERSON

            CO
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

         SkyePharma PLC, a company incorporated under the laws of England and Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Vital Living, Inc., a Nevada corporation (the "Issuer"). Except as amended and supplemented hereby, SkyePharma's Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

ITEM 4   PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended to read as follows:

         The purpose of the transaction was an investment by SkyePharma in the Issuer. SkyePharma is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide to purchase any additional shares or to dispose of any or all of the shares of Common Stock, Preferred Stock, Convertible Notes or Warrants currently owned by it. SkyePharma currently intends to exercise its rights as shareholder in the Issuer, and in connection therewith, may, from time to time, (i) have discussions with management and/or other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business, (ii) make one or more proposals to the Issuer or other shareholders of the Issuer relating to joint ventures, mergers, business combinations or extraordinary transactions, and (iii) solicit proxies.


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended to read as follows:

         SkyePharma beneficially owns 14,204,548 shares of Common Stock, 1,000,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Preferred Stock") currently convertible into 1,000,000 shares of Common Stock, $1,000,000 aggregate principal amount of the
12% Senior Secured Convertible Notes due 2008 (the "Convertible Notes") currently convertible into 1,000,000 shares of Common Stock and warrants expiring December 16, 2008 exercisable for 1,000,000 shares of Common Stock (the "Warrants") at an exercise price of $1.00, or 28.1% of the 61,186,120 shares that would be outstanding if SkyePharma exercised its Preferred Stock, Convertible Notes and Warrants (based upon 58,186,120 shares of Common Stock as reported to be outstanding by the Issuer in its Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 27, 2004).

         Pursuant to the Stockholders' Agreement, dated as of August 20, 2003 (the "Stockholders' Agreement"), as amended on January 13, 2004 as described in
Item 6, between the Issuer and Stuart Benson ("Mr. Benson"), Donald Hannah ("Mr. Hannah", and with Mr. Benson, the "Founders Group"), Fifth Avenue Capital, Inc. ("Fifth Avenue Capital") and Stephen Morris ("Mr. Morris", and with Fifth Avenue Capital, the "Morris Group"), and SkyePharma (collectively, the "Stockholders"), each Stockholder agreed to vote its Common Stock and other voting securities and take other action necessary to elect directors as provided therein. Mr. Benson is the beneficial owner of 6,345,000 shares of Common Stock representing approximately 10.9% of the outstanding Common Stock. Mr. Hannah is the beneficial owner of 843,425 shares of Common Stock representing approximately 1.4% of the outstanding Common Stock. Fifth Avenue Capital is the beneficial owner of 8,860,575 shares of Common Stock representing approximately 15.2% of the outstanding Common Stock. Mr. Morris is a principal of Fifth Avenue Capital. Mr. Morris is individually the beneficial owner of 30,000 shares of Common Stock representing approximately 0.1% of the outstanding Common Stock. SkyePharma has sole power to dispose of the Common Stock beneficially owned by it and, by virtue of the Stockholders' Agreement, may be deemed to have shared power to vote the Common Stock owned by it. SkyePharma disclaims beneficial ownership of the 16,079,000 shares of Common Stock owned by Mr. Benson, Mr. Hannah, Mr. Morris and Fifth Avenue Capital, each of whom has shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock beneficially owned by such person.

         Mr. Benson, a citizen of the United States of America, is the Chief Executive Officer, President and Secretary of Vital Living. Mr. Hannah, a citizen of the United States of America, is a Non-executive Director of Vital Living. The business address for Mr. Benson and Mr. Hannah is 5080 North 40th Street, Suite 105, Phoenix, Arizona 85018. Mr. Morris, a citizen of the United Kingdom, is the sole officer and director of ENI and president of Fifth Avenue Capital. His business address is 32 Lancaster Mews, London, W2 3QE, England. Fifth Avenue Capital, a British Virgin Islands corporation, is a company that invests in international business opportunities, with its principal offices located at Suite 1601-1603, Kinwick Centre, 32 Hollywood Road, Central Hong Kong.

         To the knowledge of SkyePharma, none of such persons during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         No person other than SkyePharma has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Common Stock, Preferred Stock, Convertible Notes or Warrants.


ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby supplemented to include the following:

         SkyePharma, the Issuer and other stockholders listed above entered into an amendment to the Stockholders' Agreement on January 13, 2004, which amends the Stockholders' Agreement to reduce the number of directors which the Founders Group is entitled to nominate from four directors to three directors and to remove Bradley Edson as a party. The Stockholders' Agreement, as so amended, provides that so long as the Founders Group, as reconstituted thereby, beneficially owns in aggregate at least 65% of the shares of Common Stock (including any shares of capital stock of the Issuer convertible into Common Stock) held on the date of the Stockholders' Agreement, it is entitled to nominate three directors.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 2004                        SkyePharma PLC



                                        By: /s/ Donald Nicholson
                                            ------------------------------------
                                            Name:  Donald Nicholson
                                            Title: Finance Director